SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                21 November, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1. Transaction in Own Shares announcement made on 10 November 2005
            2. Transaction in Own Shares announcement made on 11 November 2005
            3. Director/PDMR Shareholding announcement made on 14 November 2005
            4. Transaction in Own Shares announcement made on 14 November 2005
            5. Director/PDMR Shareholding announcement made on 15 November 2005
            6. Transaction in Own Shares announcement made on 15 November 2005
            7. Transaction in Own Shares announcement made on 16 November 2005
            8. Transaction in Own Shares announcement made on 16 November 2005
            9. Transaction in Own Shares announcement made on 17 November 2005

Enclosure 1.

Thursday 10 November 2005


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has yesterday transferred to a participant in its employees share schemes 8 ordinary shares at a price of 187 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 187,331,986 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,447,995,282.

Enclosure 2.

Friday 11 November 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 4,000,000 ordinary shares at a price of 208.46 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 191,331,986 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,443,995,282.

Enclosure 3.


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer: BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii): (III) BOTH (I) AND (II)
3. Name of person discharging managerial responsibilities/director: CARL SYMON
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person: AS ABOVE
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest: PERSONAL PURCHASE
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares: ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them: CARL SYMON
8 State the nature of the transaction: PERSONAL PURCHASE
9. Number of shares, debentures or financial instruments relating to shares acquired: 5,000
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage): N/A
11. Number of shares, debentures or financial instruments relating to shares disposed: N/A
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) : N/A
13. Price per share or value of transaction: 208.25P
14. Date and place of transaction: 11.11.05 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage): 15,069
16. Date issuer informed of transaction: 11.11.05
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant: N/A
18. Period during which or date on which it can be exercised: N/A
19. Total amount paid (if any) for grant of the option: N/A
20. Description of shares or debentures involved (class and number) : N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of shares or debentures over which options held following notification: N/A
23. Any additional information: N/A
24. Name of contact and telephone number for queries: JOHN CHALLIS - 020 7356
6143
25. Name and signature of duly authorised officer of issuer responsible for making notification: JOHN CHALLIS
26. Date of notification: 14.11.05

Enclosure 4.


Monday 14 November 2005
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 3,000,000 ordinary shares at a price of 207.09 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 194,331,986 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,440,995,282.

Enclosure 5.


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 10,990 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 10,990 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.

9. Number of shares, debentures or financial instruments relating to shares acquired


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


11. Number of shares, debentures or financial instruments relating to shares disposed


N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)


N/A

13. Price per share or value of transaction


N/A

14. Date and place of transaction


14.11.05 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction


15.11.05

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 NOVEMBER 2005 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:

A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;

B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 28,234 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

24. Name of contact and telephone number for queries

JOHN CHALLIS - 020 7356 6143

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN CHALLIS

Date of notification

15.11.05

Enclosure 6.

Tuesday 15 November 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 3,000,000 ordinary shares at a price of 202.98 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 197,331,986 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,437,995,282.

Enclosure 7.

Wednesday 16 November 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to a participant in its employees share schemes 6,438 ordinary shares at prices ranging between 154 pence and 171 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 197,331,986 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,437,995,282.

Enclosure 8.

Wednesday 16 November 2005


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 204.14 pence per share. The purchased shares will all be held as treasury shares.


Following the above purchase, BT Group plc holds 198,325,548 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,437,001,720.

Enclosure 9.


Thursday 17 November 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 208.2431 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 199,325,548 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,436,001,720.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 21 November, 2005